The Board of Directors of TDC A/S nominates Thorleif Krarup as Chairman of the Board

COPENHAGEN, Denmark, Jan. 22, 2003 (PRIMEZONE) -- Today, the Board of Directors of TDC A/S (NYSE:TLD) decided to nominate Thorleif Krarup as Chairman of the Board of Directors to be elected at the Annual General Meeting on April 9, 2003.

Thorleif Krarup will succeed Knud Heinesen, 70, who at the Annual General Meeting in 2002, expressed his desire to resign at the next Annual General Meeting in 2003.

Thorleif Krarup, 50, who holds Bachelor degrees in Economics, Finance and Management Accounting, has a 29-year career background in the banking and consumer electronics industry. From 1992 until 2002 he has held chief executive positions in Unibank and Nordea. Since 2002, he has been responsible for Nordea's business development and large Nordic customers.

A curriculum vita is detailed below.

Thorleif Krarup said: "I'm very excited that the Board of Directors of TDC A/S has decided to nominate me as Chairman of the Board of Directors and consequently I'm going to spend the coming months until the Annual General Meeting to get to know TDC better. I consider TDC a strong company going through a period of significant change in an exciting industry, and I look forward to being an active part of that."

Knud Heinesen, the current Chairman of the Board said: "It is with great satisfaction that the Board today has decided to nominate the highly qualified candidate, Thorleif Krarup, as my successor. Since April 2002, when I, at the annual General Meeting, told that I wanted to resign as Chairman, the Board knew it would be one of their highest priorities to find a successor. This task has now been completed in a very satisfactory way. Thorleif Krarup is one of the most highly respected executives in Denmark. He is known for his intelligence, integrity, communications skills and human intuition as well as a vast experience within international corporate affairs. I'm confident that Thorleif Krarup will have excellent working relationships with the Board and the Executive Committee."

Lloyd Kelley, vice-Chairman and President SBC International-Europe said: "I'm convinced that Thorleif Krarup will be a very capable Chairman of the TDC Board, taking good care of all shareowners and stakeholders and their values and interests."

Henning Dyremose, President and CEO of TDC, said: "I have had a very close and fruitful working relation with Knud Heinesen and a replacement was hard to imagine. However, I'm more than pleased that the Board of Directors has nominated Thorleif Krarup and I look forward to our future cooperation. TDC stands to benefit from his vast experience within the banking industry, which in many respects resembles the telecom industry."

For further information please contact TDC Investor Relations at +45 3343 7680.

Thorleif Krarup -- Curriculum Vitae

 Born: August 28, 1952
 Education: Bachelor of Science (Economics)
 Bachelor of Commerce (Business Finance)
 Bachelor of Commerce (Management Accounting)
 1974 - 1979 Employed with The Regional Bank's Secretariat
 1979 - 1985 Group Treasurer and Chief Accountant, Bang & Olufsen
 1985 - 1987 Managing Director, Nykredit
 1987 - 1991 Chairman of the Management Board, Nykredit
 1991 - 1992 Group Chief Executive, Tryg Nykredit Holding
 1992 - 2000 Group Chief Executive and Chairman of the Executive Board,
              Unidanmark
 2000 - 2001 Deputy Chief Executive Officer, Nordea
 2001 - 2002 Group Chief Executive Officer, Nordea
 2002 -      Senior Vice President Business development, Nordea

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

CONTACT:  TDC A/S, Copenhagen
          33 43 77 77
          33 43 76 78 (Fax)
          www.tdc.com